July 23, 2007
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-1, Amendment 2
Filed July 6, 2007
File No. 333- 142535
Ladies and Gentlemen:
     We are responding to comments received in a letter dated July 17, 2007 from Mr. Jeffrey Riedler to A.J. Kazimi of Cumberland Pharmaceuticals Inc. with respect to Amendment No. 2 to the Registration Statement on Form S-1 of Cumberland Pharmaceuticals filed July 6, 2007. For ease of review, we have repeated in bold type the comments and requests for additional information exactly as set forth in Mr. Riedler’s letter. We enclose a marked copy of Amendment No. 2 to the Registration Statement.
     The following paragraphs set forth the responses of Cumberland Pharmaceuticals to the comments contained in Mr. Riedler’s letter of July 17, 2007. Page references in our responses are to Amendment No. 2.
FORM S-1
General
1.	We note that pursuant to comment 1, you submitted the June 22, 2007 letter on EDGAR on July 11, 2007, and you redacted certain portions. You also submitted an additional correspondence on July 11, 2007 with certain redactions. We received a confidential treatment request pursuant to Rule 406 under the Securities Act that covers these two letters. However, confidential treatment requests for supplemental correspondence, as opposed to exhibits to a registration statement, should be submitted through the process outlined in Rule 83 under the Freedom of Information Act, not Rule 406 under the Securities Act. Please revise your confidential treatment application in accordance with Rule 83 and re-submit it.

Adams And Reese llp
United States Securities and Exchange Commission
July 23, 2007

Response:	The Company has complied with this comment by revising the Confidential Treatment Application in accordance with Rule 83 and resubmitting it.
     Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Critical Accounting Policies and Significant Judgments and Estimates Revenue
     Recognition. page 32
2.	Refer to your response to prior comment 7. Please disclose the amount, if any, of your current provision for sales-related accruals that related to sales made in prior periods.

Response:	The Company has complied with this comment by including the requested amounts on page 32.
     Stock-Based Compensation, page 34
3.	We have read your response to prior comment 8; however, we were unable to locate any disclosure that stated that the measurement models used were to determine enterprise value. Please provide this disclosure or advise us further. Also, it is not clear from your disclosure why all shares were valued equally. Please expand your disclosure to explain why preferred and common shares were valued equally. It appears that preferred shares have certain economic or control rights that differ from common shares that would result in the allocation of enterprise value to preferred and common shares based on their relative economic and control rights.

Response:	The Company has complied with this comment by amending the paragraph beginning at the bottom of page 34 and continuing at the top of page 35 in order to disclose how the Company determined enterprise value and to explain why common and preferred shares were valued equally.
     Manufacturing, page 60
4.	We note that in response to comment 11, you state that you “will also file documentation to verify that Mayne assumed all of the rights and obligations of F.H. Faulding & Co. Limited under the Strategic Alliance Agreement dated July 21, 2000, between the Company and F. H. Faulding & Co. Limited (previously filed as Exhibit 10.8 to the Registration Statement).” Please file this documentation, as it does not appear to be filed with amendment 2 or amendment 3 to your registration statement.

Adams And Reese llp
United States Securities and Exchange Commission
July 23, 2007

Response:	The Company has complied with this comment by amending Exhibit 10.8 to include documentation of the assignment of the Strategic Alliance Agreement by F.H. Faulding and Co. Limited to Mayne Pharma Pty. Ltd.
     We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (615) 259-1450. In my absence, please ask to speak with Virginia Boulet.
Sincerely,
ADAMS AND REESE LLP

/s/ Martin S. Brown, Jr.
     MSB:jad

cc:	Greg Belliston, Esq., United States Securities and Exchange Commission
Mr. A.J. Kazimi, Cumberland Pharmaceuticals Inc.
Donald J. Murray, Esq., Dewey Ballantine LLP, Counsel to the underwriters
Virginia Boulet, Esq., Adams and Reese LLP